Computation of Ratios of Earnings to Fixed Charges

UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2009	2008	2007	2006	2005
Earnings from continuing operations	$ 111,166	$ 113,832	$ 84,673	$ 64,828	$ 59,081
Income taxes	15,297	27,956	29,613	33,059	37,495
Earnings from continuing operations before income taxes	$ 126,463	$ 141,788	$ 114,286	$ 97,887	$ 96,576
Fixed charges:					
Interest, long-term debt	$ 65,636	$ 51,636	$ 32,903	$ 33,138	$ 24,583
Interest, other (including interest on short-term debt)	17,335	13,397	8,408	4,662	2,431
Amortization of debt expense, premium, net	1,764	1,892	1,399	1,295	1,482
Portion of rentals representative of an interest factor	536	523	558	506	283
Interest of capitalized lease	1,545	-	-	-	-
Total fixed charges	$ 86,816	$ 67,448	$ 43,268	$ 39,601	$ 28,779
Earnings from continuing operations before income taxes	$ 126,463	$ 141,788	$ 114,286	$ 97,887	$ 96,576
Total fixed charges from above	86,816	67,448	43,268	39,601	28,779
Earnings from continuing operations before income taxes and fixed charges	$ 213,279	$ 209,236	$ 157,554	$ 137,488	$ 125,355
Ratio of earnings to fixed charges	2.46 x	3.10 x	3.64 x	3.47 x	4.36 x